Ladbroke Group PLC

Hilton Group plc

sky

press release



16 October 2001

LADBROKES AND BSKYB DISCONTINUE JOINT VENTURE NEGOTIATIONS

BSkyB and Ladbrokes, the betting and gaming division of Hilton Group plc, have decided to discontinue negotiations relating to the proposed Joint Venture to offer a betting service on Sky Sports channels and other media. The companies will continue to discuss other business opportunities.

-ends-

For further information contact:

Hilton/Ladbrokes:

Analysts/Investors:
Brian Wallace, Hilton Group plc 020 7856 8283

Press:
John O'Reilly,Ladbrokes eGaming 020 8515 5509/
07774 122876

Andy Clifton, Ladbrokes eGaming 07836 733687
Tricia Field, Hilton Group plc 020 7856 8293

BSkyB:

Analysts / Investors:
Andrew Griffith 020 7705 3118

Press:
Julian Eccles 020 7705 3267
Andrew Sholl 020 7705 3191

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